SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

SuperGen, Inc.

(Name of Issuer)

Common Stock, $.001 per value

(Title of Class of Securities)

868059 10 6

(CUSIP Number)

12/31/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868059 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Rubinfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,500*

	6.	Shared Voting Power 1,372,303**

	7.	Sole Dispositive Power 12,500*

	8.	Shared Dispositive Power 1,372,303**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,509,803***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 868059 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Loretta Rubinfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500****

	6.	Shared Voting Power 1,372,303**

	7.	Sole Dispositive Power 1,500****

	8.	Shared Dispositive Power 1,372,303**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,360*****

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer SuperGen, Inc.
	(b)	Address of Issuer's Principal Executive Offices 4140 Dublin Boulevard, Suite 200, Dublin, CA 94568

Item 2.
	(a)	Name of Person Filing Joseph Rubinfeld and Loretta Rubinfeld, husband and wife
	(b)	Address of Principal Business Office or, if none, Residence 4140 Dublin Boulevard, Suite 200, Dublin, CA 94568
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.001 par value
	(e)	CUSIP Number 868059 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Joseph Rubinfeld: 2,509,803 shares*** Loretta Rubinfeld: 1,422,360 shares*****
(b)

Percent of class:

Joseph Rubinfeld: 7.4%, based on 32,892,674 outstanding shares of Common Stock of the Issuer as of 12/31/02.

Loretta Rubinfeld: 4.3%, based on 32,892,674 outstanding shares of Common Stock of the Issuer as of 12/31/02.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Joseph Rubinfeld: 12,500 shares* Loretta Rubinfeld: 1,500 shares****
(ii) Shared power to vote or to direct the vote Joseph Rubinfeld: 1,372,303 shares** Loretta Rubinfeld: 1,372,303 shares**
(iii) Sole power to dispose or to direct the disposition of Joseph Rubinfeld: 12,500 shares* Loretta Rubinfeld: 1,500 shares****
(iv) Shared power to dispose or to direct the disposition of Joseph Rubinfeld: 1,372,303 shares** Loretta Rubinfeld: 1,372,303 shares**

*	These 12,500 shares are held by Joseph Rubinfeld as custodian for minor grandchildren under the California Uniform Transfers to Minors Act.
**

1,372,303 shares owned jointly by reporting persons are registered to Joseph and Loretta Rubinfeld. 35,000 of these shares are held by Joseph and Loretta Rubinfeld as custodians for minor grandchildren under the California Uniform Transfers to Minors Act.

***	Includes 1,125,000 shares which may be acquired within 60 days of December 31, 2002 upon exercise of stock options by Joseph Rubinfeld.
****	These 1,500 shares are held by Loretta Rubinfeld as custodian for minor grandchildren under the California Uniform Transfers to Minors Act.
*****	Includes 48,557 shares which may be acquired within 60 days of December 31, 2002 upon exercise of stock options by Loretta Rubinfeld.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/03
Date
/s/ Joseph Rubinfeld
Signature
Joseph Rubinfeld, Chief Executive Officer, President and Chairman of the Board of SuperGen, Inc.
Name/Title

02/12/03
Date
/s/ Loretta Rubinfeld
Signature
Loretta Rubinfeld
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)